April 30, 2025

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission

Attn: Melissa Gilmore

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 29, 2024
Response Letter Dated March 24, 2025
File No. 001-06227

To Whom It May Concern:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Timothy R. Millage, Chief Financial Officer of the Company dated April 2, 2025, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 29, 2024 (“Form 10-K”) and the Response Letter dated March 24, 2025. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
Response Letter dated March 24, 2025
Response to Staff Comment 2

SEC Comment 1:

We note your response to prior comment 2. Please confirm that each of your 50 Strategic Business Units ("SBU's") represents a component and provide us with your assessment of the guidance in ASC 350-20-55-7(a)-(d) in determining that all SBU's have similar economic characteristics. Also tell us the discrete financial information that is available for each SBU, the quantitative data and metrics you considered in determining that your SBU's should be aggregated into a single reporting unit, and the high and low ends of the range for such quantitative datapoints of the component population for the periods used in your assessment.

Company Response:

Based upon the Glossary definition, we have determined that each SBU is a component.

ASC 205-20-20 Glossary - Component of an Entity: A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

We also note that ASC 350-20-35-34 requires a component to meet the following three criteria to be considered a reporting unit subject to the aggregation criteria in paragraph 35-35:
• It constitutes a business or a nonprofit activity.
• Discrete financial information is available.
• Segment management regularly reviews the operating results of that component.
Each of our SBUs meets the definition of a business, as it includes one or more daily newspapers, several nondaily publications as well as the related digital operations. While the information available by SBU does not constitute complete financial statements, as further discussed below, the revenues and some cash flow information for each SBU can be clearly distinguished operationally. Thus discrete financial information for each SBU is available.

ASC 280-10-50-7 defines a segment manager as a function that is “directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” As discussed in our prior response, responsibility for managing the SBUs is divided between various individuals, including the Vertical Leads and the CFO. However, we note that the concept of segment manager constitutes a function rather than an individual, and we conclude that the group of executives collectively fulfills this function.
Therefore, each SBU meets the definition of a component in the Master Glossary and in ASC 350-20-35-34 and must be assessed for aggregation.

Assessment in determining whether SBUs have similar economic characteristics

Under ASC 350-20-55-7, we first must consider the factors in ASC 280-10-50-11 to determine if aggregation of two or more components is warranted:

ASC 280-10-50-11 Criteria	Lee Enterprises Assessment
a The nature of the products and services	•Each SBU is engaged in the creation of news and other content for its print and digital products and providing advertising services.
b The nature of the production processes
•Each SBU utilizes local reporters and writers to create content for publication via print, digital posting, or both.
•Printing is done from a few company-owned printing facilities and by third party providers.
•Advertising services are provided in both print and digital formats and integrated with the printing process or through various digital platforms.

c The type or class of customer for their products and services	•News and other content is consumed by the general public in each geographic location. •Advertising services are provided to businesses, governments, and individuals.
d The methods used to distribute their products or provide their services	•Print products are distributed through a network of contract carriers. •Digital products are distributed through several online outlets.
e If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.	Not Applicable

In addition to the five qualitative criteria, ASC 280-10-50-11 also requires two or more segments to have similar economic characteristics, typically defined as having similar long-term average gross margins (or other operating metric).

Revenue is generated across each SBU, and we can identify certain direct costs associated with each SBU, deriving gross margins. There are many centralized costs that support all SBUs, so a full profit and loss statement is not able to be created on an SBU level, however gross margin excluding these centralized resources can be computed.

With the exception of seven outliers, the SBUs achieved gross margin percentages in FY2024 between 21% and 42%, with an average FY2024 gross margin percent of 31%. Variations of gross margin exist primarily due to talent in the local market, the ability to outsource major functions like printing, and the timing of major decisions like leases. For example, one priority that spans all SBU’s is to acquire and retain top talent in each of our SBU’s. Where we have been more successful, that SBU is generating higher gross margins. That said, the priority and goal is for every market to acquire top talent.

While the gross margin percentages in FY2024 varied by more than 10%, a common threshold used to establish similarity, we do not believe that this fact alone indicates that the SBUs should not be aggregated into a single reporting unit for goodwill impairment purposes. We note that ASC 350-20-55-7 states in part: “every factor need not be met in order for two components to be considered economically similar.”

ASC 350-20-55-7 goes on to note that additional factors should be considered.

ASC 350-20-55-7 Criteria	Lee Enterprises Assessment
a. The manner in which an entity operates its business or nonprofit activity and the nature of those operations
•Each SBU operates in a similar manner; creating, packaging, and distributing content to consumers through print and digital publications in each SBU.
•Content created for publication in one SBU is available to all SBUs to publish
•While each SBU targets its local market, the business is managed as a single unit through combined KPI’s that span all SBUs.

b. Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

•All SBU’s generate revenue independently from other revenue sources, however there is a growing pool of national and regional advertising solutions that span multiple SBU’s.
•Costs associated with revenue generation include both costs specific to the SBU (local newsroom and sales resources) and expenses that support all SBU’s (marketing, branding, central sales organization, sales leadership, fulfillment expenses, and other direct costs associated with the SBU). These costs are not allocated to SBU’s
•Goodwill is recoverable primarily from the single reporting unit, due to the extent that the SBUs share resources as noted below.

c. The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms
•All SBU’s are supported by one overarching vertical leadership; advertising, audience, finance, IT, and HR. For example, the VP of Sales oversees all aspects of the advertising revenue streams for every SBU but has no responsibility for the subscription revenue streams
•Support resources span all SBU’s with the example of amplified costs and operating expenses associated with BLOX Digital, the Company’s SaaS content management software that is used across all SBUs.
•A central audience team deploys marketing campaigns across all SBUs.
•A central in-depth news reporting team taps into each SBU to develop deeper level content.

d. Whether the components support and benefit from common research and development projects.	•This criteria is not applicable to the Company.
The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.
•The extent of integration of the operation of our SBUs with respect to content creation, shared print facilities, and integrated digital distribution makes each of the SBU components economically similar.
•As described in Item c. above, the SBUs share systems, printing facilities, people resources, and support each other in a distributed working model.

As a result of the qualitative and quantitative factors, the Company’s operating SBU’s have similar economic characteristics because:

1.The nature of the products and services offered is the same across each SBU;
2.The methods of production and distribution of products is the same across each SBU;
3.The manner in which the SBUs are operated is the same across each SBU;
4.The SBUs share significant resources, including a centralized resource team that deploys national marketing campaigns.
5.Because of the existence of significant shared resources, goodwill is recoverable primarily from all of the SBUs collectively.

While the gross margin percentages of the SBUs are broader than would generally be considered similar, the reasons for that divergence are not due to differences in the nature of the products or production processes, nor due to other qualitative factors that would indicate the Company should not aggregate the SBU’s for goodwill impairment purposes.

Accordingly, we considered the guidelines in making the determination that the SBUs do not individually constitute an operating segment and that they should be aggregated into a single reporting unit.

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In connection with the response to this letter, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of this disclosure in the filing
•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filling; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2135.

Sincerely,

/s/ Timothy R. Millage
Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer